

March 21, 2024

William Shea
Senior Vice President, Treasurer and Chief Financial Officer
1-800-FLOWERS.COM, Inc.
Two Jericho Plaza, Suite 200
Jericho, NY 11753

  Re: 1-800-FLOWERS.COM, Inc.
   Form 10-K for Fiscal Year Ended July 2, 2023
   File No. 000-26841

Dear William Shea:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services